

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 4, 2009

Via U.S. mail and facsimile

Mr. Wilson Amaral de Oliveira
Chief Executive Officer
Gafisa, S.A.
Av. Nações Unidas No. 8501, 19th Floor
05425-070 São Paulo, Brazil

      RE: **Form 20-F for the fiscal year ended December 31, 2007**
              File No. 001-33356

Dear Mr. Amaral:

We have reviewed your response letter dated January 23, 2009 and have the following additional comment. If you disagree with the comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007

Item 6. Directors, Senior Management and Employees, page 71

E. Share Ownership, page 80

1. We note your response to comment 12 in our letter dated December 22, 2008. In future filings, please include in your beneficial ownership calculations those shares that may be acquired within 60 days by option or other agreement. See Item 6.E.1 of Form 20-F and the "beneficial owner" definition under General Instruction F to Form 20-F.

*   *   *   *

Please respond to this comment within 10 business days. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief